

October 20, 2014

<u>Via E-mail</u>
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re:** **Cnova N.V.**
> **Pre-Effective Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 7, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selected Financial Information, page 57</u>

1. Reference is made to your disclosure of diluted pro forma earnings per share on page 58. Please remove the reference to pro forma or explain what this pro forma measure represents and why it is permitted under Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Overview, page 65

2. Please explain why you have provided only partial financial information for the three months ended September 30, 2014. In addition, please expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the changes in GMV for the three months ended September 30, 2014. If known, please also disclose whether other significant income statement line items reflect a trend similar to GMV and if not, why. Finally, please note that if the financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, they must be included in the filing. Refer to Item 8.A.5 of Form 20-F.

Liquidity and Capital Resources, page 85

Cash Flows and Working Capital, page 85

3. We note your disclosure of "days of sales" in each of the years presented in the last paragraph on page 85. Please revise to better convey what this measure represents. For example, if the measure represents days of sales in payables to suppliers, please state so.

Business, page 94

Our Markets, page 110

4. Reference is made to your disclosure of pro forma net sales and pro forma GMV in the last paragraph on page 110, last paragraph on page 111 and first paragraph on page 113. Please explain to us in detail what these pro forma measures represent and why they are permitted under Article 11 of Regulation S-X.

Audited Consolidated Financial Statements of Cnova N.V., page F-1

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013, page F-7

5. We reviewed your response to comment six in our letter dated August 19, 2014. Please tell us why you believe it is more appropriate to reflect share-based payments, purchase of non-controlling interest shares and other movements as changes in retained earnings rather than as changes in additional-paid-in-capital.

Annex A-1 to Supplemental Response dated October 6, 2014 - Draft Legal Opinion

6. We note your response to comment 13 in our letter dated August 19, 2014. We continue to believe the assumption contained in paragraph (c)(ii) on page 4 is inappropriate and unnecessary. Please remove such assumption. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

7. Please tell us why you believe that the second sentence of the second full paragraph on page 3 is appropriate. In this regard, we note your disclosure in the prospectus that judgments relating to the prospectus and offering may be rendered in United States courts based on civil liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Josh Kiernan, Esq.
        Andrew Weisberg, Esq.
        White & Case LLP